Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Clever Leaves Holdings Inc. on the post-effective Amendment No. 4 to Form S-1 (File No. 333-252241) of our report dated March 30, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of the consolidated financial statements of Clever Leaves Holdings Inc. as of December 31, 2022 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

April 3, 2023